[Letterhead of EnergySolutions, Inc.]

February 19, 2009

By facsimile and EDGAR

Mr. John Cash

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                            EnergySolutions, Inc. (“EnergySolutions”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Form 10-K/A for the Fiscal Year Ended December 31, 2007
Form 10-Q for the Fiscal Quarter Ended September 30, 2008
File No. 001-33830

Dear Mr. Cash:

Reference is made to your letter, dated February 9, 2009, setting forth the Staff’s comment on the above-referenced documents.  We are submitting this letter in response to the comment letter.  For ease of reference, we have repeated the Staff’s comment in bold text preceding our response.

Form 10-K/A for the Fiscal Year Ended December 31, 2007

Item 11. Executive Compensation, page 1

Compensation Discussion and Analysis, page 1

1.                                       We note your response to comment 10 in our letter dated December 19, 2008.  However, your disclosure indicates that the Membership Units and/or Profit Interests in ENV, entitling the holders to a percentage of future profits and appreciation of ENV (whose sole asset is shares of the company’s common stock and cash for expenses and distributions), are a component of your compensation program for executives.  Therefore, we believe that you should elaborate on how profits and appreciation of ENV are used to compensate the named executive officers.  Please confirm to us that, if ENV Holdings LLC continues to hold your common stock when you file your next proxy statement (or Form 10-K/A), you will address, for example, whether ENV relies upon cash distributions from you in order to fund distributions to its Membership Unit and Profit Interest holders, and how the company determines what amounts of compensation to award to the executives through these Units.

As reported in our current report on Form 8-K/A, filed on February 17, 2009, ENV Holdings LLC has completed a distribution of all of its shares of EnergySolutions to its members.  As a result, ENV is no longer the beneficial owner, directly or indirectly, of any shares of common stock of EnergySolutions, and holdings in ENV are no longer a component of our compensation program for executives.

We acknowledge the following:

•                  EnergySolutions is responsible for the adequacy and accuracy of the disclosure in its filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to EnergySolutions’ filings; and

•                  EnergySolutions may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to work with the Staff to continue to enhance our disclosures.  Should you have any questions regarding our responses, please contact me at (801) 649-2000.

Sincerely,

/s/ Philip O. Strawbridge

Philip O. Strawbridge

Executive Vice President and Chief Financial Officer

cc:                                 Jeanne Baker, SEC Assistant Chief Accountant

Hagen Ganem, SEC Staff Attorney

Dale Welcome, SEC Staff Accountant

Boris Dolgonos, Weil, Gotshal & Manges LLP

David Jolley, Ernst & Young LLP